UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F  x                       Form 40-F
                         ---                                ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                No  x
                   ---                               ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

     In Mexico                                             In the U.S.

        ASUR                    ASUR                   Breakstone & Ruth
 Lic. Adolfo Castro    ------------------------           International
 (525) 52-84-04-08     AEROPUERTOS DEL SURESTE           Susan Borinelli
acastro@asur.com.mx                                      (646) 536-7018
                                                  sborinelli@breakstoneruth.com




                    ASUR 1Q04 PASSENGER TRAFFIC UP YOY 14.63%


1Q04 Highlights(1):

o    EBITDA increased by 24.29% to Ps. 304.06 million.

o    Total passenger traffic up by 14.63%.

o Total revenues up by 21.48%, mainly due to a 30.05% year-over-year growth in non-aeronautical revenues.

o Commercial revenues per passenger increased by 19.36%, to Ps.21.24 per passenger.

o    Operating profit improved by 37.22%.

o    EBITDA margin of 65.63%, compared with 64.15% for 1Q03.



Mexico City, April 26, 2004 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three-month period ended March 31, 2004.


Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of March 31, 2004, and represent comparisons between the three-month period ended March 31, 2004, and the equivalent three-month period ended March 31, 2003. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1= Ps.11.1748.

--------
1 Unless otherwise stated, all comparisons are between the three-month period ended March 31, 2004, and the equivalent three-month period ended March 31, 2003.

Passenger Traffic
--------------------------------------------------------------------------------

Total passenger traffic increased year-over-year by 14.63%. Domestic passenger traffic rose by 8.67%; principally driven by increases of 8.72%, 21.18%, 17.64% and 6.69% at Cancun, Oaxaca, Villahermosa and Merida airports, respectively.

International passenger traffic rose by 17.75%, principally as a result of increases of 17.42% and 23.96% at the Cancun and Cozumel airports, respectively.


Table I: Domestic Passengers (in thousands)

-------------------------------------------------------------------------
       Airport                    1Q03             1Q04              %
                                                                  Change
-------------------------------------------------------------------------
Cancun                            408.3           443.9             8.72
-------------------------------------------------------------------------
Cozumel                            19.0            19.1             0.53
-------------------------------------------------------------------------
Huatulco                           49.4            50.5             2.23
-------------------------------------------------------------------------
Merida                            182.3           194.5             6.69
-------------------------------------------------------------------------
Minatitlan                         30.8            30.2            (1.95)
-------------------------------------------------------------------------
Oaxaca                            106.7           129.3            21.18
-------------------------------------------------------------------------
Tapachula                          46.0            47.6             3.48
-------------------------------------------------------------------------
Veracruz                          110.5           109.3            (1.09)
-------------------------------------------------------------------------
Villahermosa                      123.0           144.7            17.64
-------------------------------------------------------------------------
                TOTAL           1,075.9         1,169.2             8.67
-------------------------------------------------------------------------
Note:    Passenger figures exclude transit and general aviation passengers.


Table II:         International Passengers (in thousands)

-------------------------------------------------------------------------
      Airport                    1Q03             1Q04               %
                                                                  Change
-------------------------------------------------------------------------
Cancun                         1,869.3         2,194.9             17.42
-------------------------------------------------------------------------
Cozumel                          115.2           142.8             23.96
-------------------------------------------------------------------------
Huatulco                          19.6            17.9            (8.67)
-------------------------------------------------------------------------
Merida                            21.0            30.3             44.29
-------------------------------------------------------------------------
Minatitlan                         0.6             0.5           (16.67)
-------------------------------------------------------------------------
Oaxaca                             7.9             9.1             15.19
-------------------------------------------------------------------------
Tapachula                          0.5             0.8             60.00
-------------------------------------------------------------------------
Veracruz                          13.1            12.4            (5.34)
-------------------------------------------------------------------------
Villahermosa                       5.6             8.5             51.79
-------------------------------------------------------------------------
               TOTAL           2,052.8         2,417.2             17.75
-------------------------------------------------------------------------
Note:    Passenger figures exclude transit and general aviation passengers.


Table III:        Total Passengers (in thousands)
-------------------------------------------------------------------------
      Airport                  1Q03             1Q04               %
                                                                 Change
-------------------------------------------------------------------------
Cancun                         2,277.6         2,638.8             15.86
-------------------------------------------------------------------------
Cozumel                          134.1           161.9             20.73
-------------------------------------------------------------------------
Huatulco                          69.0            68.5            (0.72)
-------------------------------------------------------------------------
Merida                           203.2           224.7             10.58
-------------------------------------------------------------------------
Minatitlan                        31.4            30.8            (1.91)
-------------------------------------------------------------------------
Oaxaca                           114.6           138.4             20.77
-------------------------------------------------------------------------
Tapachula                         46.5            48.3              3.87
-------------------------------------------------------------------------
Veracruz                         123.7           121.7            (1.62)
-------------------------------------------------------------------------
Villahermosa                     128.6           153.2             19.13
-------------------------------------------------------------------------
               TOTAL           3,128.6         3,586.4             14.63
-------------------------------------------------------------------------
Note:    Passenger figures exclude transit and general aviation passengers.




Consolidated Results for 1Q04
--------------------------------------------------------------------------------

Total revenues for 1Q04 reached Ps.463.3 million, representing a year-over-year increase of 21.48%. This was mainly due to:

o An increase of 19.26% in revenues from aeronautical services, principally due to the growth in passenger traffic mentioned above; and

o A year-over-year increase of 30.05% in revenues from non-aeronautical services, mainly driven by a 36.38% growth in commercial revenues.

ASUR classifies revenues from the following activities as commercial revenues: duty free sales, car rentals, retail sales, banking and currency exchange services, advertising space rentals, teleservices, non-permanent ground transportation, food and beverage and parking lot operations.

Commercial revenues for the quarter increased year-over-year by 36.38%, mainly due to:

o A 34.65% increase in duty-free revenues, principally as a result of the increase in international passenger traffic and improved product mix.

o An increase of 23.16% in food and beverage revenues, primarily as a result of the increase in passenger traffic and the opening of new bars and restaurants at ASUR's airports as follows:


              Airport                     Name                               Month Opened
              --------------------------- ---------------------------------- ----------------------------
              Cancun                      Tequileria Cuervo                  September 2003
              Cancun                      Coffe Bar                          December 2003
              Cancun                      Margarita Ville                    December 2003
              --------------------------- ---------------------------------- ----------------------------
              Cozumel                     Colombian                          July 2003
              --------------------------- ---------------------------------- ----------------------------
              Oaxaca                      Restaurant                         June 2003
              --------------------------- ---------------------------------- ----------------------------
              Tapachula                   Restaurant                         July  2003
              --------------------------- ---------------------------------- ----------------------------
              Veracruz                    Snack bar                          August 2003
              --------------------------- ---------------------------------- ----------------------------
              Villahermosa                Restaurant                         April 2003
              --------------------------- ---------------------------------- ----------------------------


     o A 33.14% increase in retail revenues, principally due to higher passenger traffic and the opening of new stores, as follows:

              Airport                     Type - Name                        Month
              --------------------------- ---------------------------------- ----------------------------
              Cancun                      Convenience Store                  November 2003
              --------------------------- ---------------------------------- ----------------------------
              Cozumel                     Sunglass Hut                       June 2003
              Cozumel                     Hard Rock                          July 2003
              Cozumel                     Carlos & Charlie's                 July 2003
              --------------------------- ---------------------------------- ----------------------------
              Huatulco                    Jewelry Store                      November 2003
              --------------------------- ---------------------------------- ----------------------------
              Merida                      Portafolio - Clothes               October 2003
              --------------------------- ---------------------------------- ----------------------------
              Oaxaca                      Liquor Store                       June 2003
              --------------------------- ---------------------------------- ----------------------------

     o A 66.17% increase in advertising revenues, resulting from the creation of additional space for advertising and revenues relating to the distribution of print advertising at Cancun airport.

     o A 21.99% increase in revenue from banking and currency exchange services, primarily resulting from an American Express location becoming fully operational after the completion of the remodeling of terminal 2 at the Cancun airport in August, 2003

Total operating costs and expenses for 1Q04 increased year-over-year by 10.95%, primarily as a result of:

o A 14.26% rise in costs of services mainly as a result of an increase in payroll, maintenance and promotional activities.

o A 15.84% increase in administrative expenses, principally as a result of higher fees paid to third parties in connection with route and cargo development at the Cancun airport, which more than offset the impact of the reduction in administrative personnel.

o A 24.61% increase in the cost of technical assistance, mainly as a result of the increase in EBITDA for the period (a basis for the calculation of the fee).

o A 21.48% increase in concession fees mainly due to higher sales by concessionaires.

o A 2.75% increase in depreciation and amortization, mainly due to the depreciation of investments in fixed assets and improvements.

Operating margin for 1Q04 improved year-over-year to 45.27%, from 40.08%. This was mainly driven by the 21.48% increase in revenues, primarily the 30.05% growth in non-aeronautical revenues, which more than offset the 10.95% increase in costs and expenses.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of the company's assets (including, in ASUR's case, its concessions), less the average tax value of certain liabilities (essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries)). ASUR made asset tax payments of Ps.39.0 million for 1Q04. Of these payments, Ps.13.0 million were recorded as an expense in the results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps.26.0 million in future income tax payments.

Net income for 1Q04 was Ps.132.18 million, an increase of 44.03% compared to 1Q03. Earnings per common share for the quarter were Ps. 0.4406, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.3943. This compares to earnings per common share of Ps.0.3059, or EPADS of US$0.2738, for the same period last year.


Table IV:         Summary of Consolidated Results for 1Q04

   ---------------------------------------------------------------------------------------------------
                                                        1Q03                1Q04                %
                                                                                             Change
   ---------------------------------------------------------------------------------------------------
   Total Revenues                                        381,385             463,301            21.48
   ---------------------------------------------------------------------------------------------------
   Aeronautical Services                                 303,081             361,470            19.26
   ---------------------------------------------------------------------------------------------------
   Non/Aeronautical Services                              78,304             101,831            30.05
   ---------------------------------------------------------------------------------------------------
                         Commercial Revenues              57,193              77,998            36.38
   ---------------------------------------------------------------------------------------------------
   Operating Profit                                      152,849             209,745            37.22
   ---------------------------------------------------------------------------------------------------
   Operating Margin %                                     40.08%              45.27%            12.96
   ---------------------------------------------------------------------------------------------------
   EBITDA                                                244,646             304,064            24.29
   ---------------------------------------------------------------------------------------------------
   EBITDA MARGIN %                                        64.15%              65.63%             2.31
   ---------------------------------------------------------------------------------------------------
   Net Income                                             91,774             132,181            44.03
   ---------------------------------------------------------------------------------------------------
   Earnings per Share                                     0.3059              0.4406            44.03
   ---------------------------------------------------------------------------------------------------
   Earnings per ADS in US$                                0.2738              0.3943            44.03
   ---------------------------------------------------------------------------------------------------

  Note:  Figures are shown in thousands of constant Mexican pesos as of March 31, 2004. U.S. dollar figures are calculated at the exchange rate of US$1=Ps. 11.1748.

Table V:          Commercial Revenues for 1Q04

   ---------------------------------------------------------------------------------------------------
                                                     1Q03               1Q04                    %
                                                                                             Change
   ---------------------------------------------------------------------------------------------------
   Total Passengers
   ---------------------------------------------------------------------------------------------------
   Commercial Revenues                                57,193              77,998                36.38
   ---------------------------------------------------------------------------------------------------
   Passengers ('000)                                   3,214               3,672                14.26
   ---------------------------------------------------------------------------------------------------
   Commercial Revenues per Passenger                   17.80               21.24                19.36
   ---------------------------------------------------------------------------------------------------


  Note: For purposes of this table, 84.9 thousand and 85.4 thousand transit and general aviation passengers are included for 1Q03 and 1Q04, respectively. Revenue figures are shown in thousands of constant
         Mexican pesos as of March 31, 2004.


Table VI:         Operating Costs and Expenses for 1Q04

   ---------------------------------------------------------------------------------------------------
                                                                1Q03             1Q04         % Change
   ---------------------------------------------------------------------------------------------------
   Cost of Services                                            80,222           91,559          14.13
   ---------------------------------------------------------------------------------------------------
   Administrative                                              24,544           28,431          15.84
   ---------------------------------------------------------------------------------------------------
   Technical Assistance                                        12,907           16,085          24.61
   ---------------------------------------------------------------------------------------------------
   Concession Rights                                           19,067           23,162          21.48
   ---------------------------------------------------------------------------------------------------
   Depreciation and Amortization                               91,797           94,319           2.75
   ---------------------------------------------------------------------------------------------------
                                            TOTAL             228,537          253,556          10.95
   ---------------------------------------------------------------------------------------------------

   Note: Figures are shown in thousands of constant Mexican pesos as of March 31, 2004.


Tariff Regulation
--------------------------------------------------------------------------------
The Mexican Ministry of Communications and Transportation regulates the majority of ASUR's activities through maximum rates, which represent the maximum annual amount of revenues per work load unit that may be earned at each airport for services subject to price regulation.

ASUR's regulated revenues for 1Q04 were Ps.378.40 million, resulting in an implicit year-to-date average tariff per traffic unit of Ps.102.3 for approximately 81.7% of the Company's total revenues for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.


Balance Sheet
--------------------------------------------------------------------------------

As of March 31, 2004, Airport Facility Usage Rights and Airport Concessions represented 88.09% of ASUR's total assets, with current assets representing 10.05% and other assets 1.85%.

As of March 31, 2004, ASUR's cash and marketable securities were Ps.935.87 million. On the same date, shareholders' equity was Ps. 11,660.95, or 94.61% of total assets, and total liabilities were Ps. 664.40, or 5.39% of ASUR's total assets. Total deferred liabilities represented 76.72% of the Company's total liabilities.


CAPEX
--------------------------------------------------------------------------------

During the first quarter of 2004, ASUR made investments of Ps.29.5 million as part of the Company's ongoing plan to modernize the airports of the group.


Corporate Developments
--------------------------------------------------------------------------------

On April 12, 2004 24.5% Vinci, transferred its 24.5% ownership stake in Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. (ITA), ASUR's strategic partner, to Mr. Fernando Chico Pardo.

Similarly, on April 14, 2004, Ferrovial S.A. transferred its 24.5% ownership stake in ITA, to Copenhagen Airports A/S and Mr. Fernando Chico Pardo. An 11% stake in ITA was transferred to Copenhagen Airports and a 13.5% ownership stake in ITA was transferred to Mr. Fernando Chico Pardo.

As a result of these transactions, ITA's stockholders currently are:
     - Nacional Financiera, S.N.C.               25.5%
     - Copenhagen Airports A/S                   36.5%
     - Mr. Fernando Chico Pardo                  38.0%

The new stockholder in ITA, Mr. Fernando Chico Pardo, founder and President of the Mexican investment fund, PROMECAP, S.C., is a Mexican businessman who serves as a board member of the United Nations Pension Fund, The Quantum Group of Funds, Grupo Posadas de Mexico, Grupo Financiero Inbursa and Grupo Carso, among others.

ASUR will hold its General Annual Ordinary Shareholders' Meeting on April 29, 2004.




About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

                                TABLES TO FOLLOW

Operating Results per Airport

---------------------------------------------------------------------------
                                  1Q03           1Q04 %            Change
---------------------------------------------------------------------------
Cancun
---------------------------------------------------------------------------
Aeronautical Revenues            228,570         276,747             21.08
---------------------------------------------------------------------------
Non-aeronautical                  55,899          77,944             39.44
Revenues
---------------------------------------------------------------------------
Operating Profit                 146,471         198,313             35.39
---------------------------------------------------------------------------
EBITDA                           203,859         257,791             26.46
---------------------------------------------------------------------------
Cozumel
---------------------------------------------------------------------------
Aeronautical Revenues             11,965          15,569             30.12
---------------------------------------------------------------------------
Non-aeronautical                   3,968           4,567             15.10
Revenues
---------------------------------------------------------------------------
Operating Profit                   1,867           5,057            170.86
---------------------------------------------------------------------------
EBITDA                             6,401           9,977             55.87
---------------------------------------------------------------------------
Merida
---------------------------------------------------------------------------
Aeronautical Revenues             17,732          19,930             12.40
---------------------------------------------------------------------------
Non-aeronautical                   6,615           7,456             12.71
Revenues
---------------------------------------------------------------------------
Operating Profit                   3,085           1,848            (40.10)
---------------------------------------------------------------------------
EBITDA                            10,681          10,162             (4.86)
---------------------------------------------------------------------------
Others
---------------------------------------------------------------------------
Aeronautical Revenues             11,116          13,395             20.50
---------------------------------------------------------------------------
Non-aeronautical                   3,616           3,788              4.76
Revenues
---------------------------------------------------------------------------
Operating Profit                   3,579           3,571            (0.22)
---------------------------------------------------------------------------
EBITDA                             8,268           8,513              2.96
---------------------------------------------------------------------------
TOTAL
---------------------------------------------------------------------------
Aeronautical Revenues                  0               0                 0
---------------------------------------------------------------------------
Non-aeronautical                       0               0                 0
Revenues
---------------------------------------------------------------------------
Operating Profit                   2,632           5,455            107.26
---------------------------------------------------------------------------
EBITDA                             3,200           5,946             85.81
---------------------------------------------------------------------------
Cancun
---------------------------------------------------------------------------
Aeronautical Revenues             33,697          35,827              6.32
---------------------------------------------------------------------------
Non-aeronautical                   8,206           8,076            (1.58)
Revenues
---------------------------------------------------------------------------
Operating Profit                 (4,786)         (4,499)            (6.00)
---------------------------------------------------------------------------
EBITDA                            12,236          11,675            (4.58)
---------------------------------------------------------------------------
Cozumel
---------------------------------------------------------------------------
Aeronautical Revenues            303,081         361,470             19.27
---------------------------------------------------------------------------
Non-aeronautical                  78,304         101,831             30.05
Revenues
---------------------------------------------------------------------------
Operating Profit                 152,849         209,745             37.22
---------------------------------------------------------------------------
EBITDA                           244,646         304,064             24.29
---------------------------------------------------------------------------

Note: All figures are in thousands of constant Mexican pesos as of March 31, 2004


          ASUR                                         Grupo Aeroportuario del Sureste, S.A. de C.v.
 ------------------------                         Consolidated Balance Sheet as of March 31st, 2004 and 2003
 AEROPUERTOS DEL SURESTE                      Thousands of Mexican pesos in purchasing power as of March 31st, 2004


                         I t e m                           March 2003             March 2004          Variation              %
---------------------------------------------------- ---------------------  --------------------  -------------------  -------------
                       A s s e t s
Current Assets
--------------
    Cash and cash equivalents                                     651,188               935,871              284,683          43.72
    Trade receivables, net                                        239,299               238,266               (1,033)         (0.43)
    Recoverable taxes and other current assets                     46,721                64,814               18,093          38.72
                                                     ---------------------  --------------------  -------------------  -------------
Total Current Assets                                              937,209             1,238,952              301,743          32.20

Fixed Assets
------------
    Machinery, furniture and equipment, net                        72,572                80,672                8,100          11.16
    Rights to use airport facilities, net                       2,198,982             2,126,850              (72,132)         (3.28)
    Improvements to use airport facilities, net                   627,199               980,783              353,584          56.38
    Constructions in process                                      167,178               120,905              (46,272)        (27.68)
    Others                                                         63,593                10,879              (52,714)        (82.89)
                                                     ---------------------  --------------------  -------------------  -------------
Total Fixed Assets                                              3,129,524             3,320,090              190,565           6.09

Defferred Assets
----------------
    Airports concessions, net                                   7,974,220             7,750,744             (223,476)         (2.80)
    Defferred income taxes                                              -                     -                    -              -
    Other                                                          21,897                15,571               (6,326)        (28.89)
                                                     ---------------------  --------------------  -------------------  -------------
Total Defferred Assets                                          7,996,117             7,766,314             (229,803)         (2.87)

                       Total Assets                            12,062,850            12,325,356              262,506           2.18

           Liabilities and Stockholder's Equity
           ------------------------------------
Current Liabilities
-------------------
    Trade accounts payable                                          2,468                 3,721                1,253          50.77
    Notes payable                                                       -                     -                    -              -
    Accrued expenses and others payables                          130,225               137,082                6,858           5.27
                                                     ---------------------  --------------------  -------------------  -------------
Total Current Liabilities                                         132,692               140,803                8,111           6.11

Long term liabilities
---------------------
    Other                                                          22,477                13,860               (8,617)        (38.34)
    Defferred income taxes                                        397,480               471,663               74,183          18.66
    Defferred employees profit sharing                             39,212                37,496               (1,716)         (4.38)
    Labor Obligations                                                 676                   583                  (92)        (13.67)
                                                     ---------------------  --------------------  -------------------  -------------
Total long term liabilities                                       459,844               523,602               63,758          13.87

Total Liabilities                                                 592,536               664,405               71,869          12.13

                   Stockholder's Equity
                   --------------------
    Capital stock                                              11,080,774            11,080,774                    -              -
    Legal Reserve                                                  40,862                52,497               11,635          28.47
    Share repurchase reserve                                            -                     -                    -              -
    Net Income for the period                                      91,774               132,181               40,407          44.03
    Retained earnings                                             256,903               395,498              138,595          53.95
                                                     ---------------------  --------------------  -------------------  -------------
    Total stockholder's Equity                                 11,470,313            11,660,951              190,637           1.66

        Total Liabilities and Stockholder's Equity             12,062,850            12,325,356              262,506           2.18
                                                     =====================  ====================  ===================  =============


           ASUR                                              Grupo Aeroportuario del Sureste, S.A. de C.V,
  ------------------------                      Consolidated Statement of Income from January 1st to March 31st, 2004 and 2003
  AEROPUERTOS DEL SURESTE                            Thousands of Mexican pesos in purchasing power as of March 2004


                       I t e m              Accumulative   Accumulative       Variation       Quarter       Quarter       Variation
                                                2003          2004                %            2003          2004            %
                                            ----------     -----------       -----------    ----------    ---------      ---------
Revenues
      Aeronautical Services                    303,081         361,470             19.26       303,081      361,470          19.26

      Non-Aeronautical Services                 78,304         101,831             30.04        78,304      101,831          30.04

                                            ----------     -----------       -----------    ----------    ---------      ---------
Total Revenues                                 381,385         463,301             21.48       381,385      463,301          21.48

Operating Expenses

      Cost of services                          80,222          91,559             14.13        80,222       91,559          14.13
      General and administrative expenses       24,544          28,431             15.84        24,544       28,431          15.84
      Technical Assistance                      12,907          16,085             24.61        12,907       16,085          24.61
      Concession fee                            19,067          23,162             21.48        19,067       23,162          21.48
      Depreciation and Amortization             91,797          94,319              2.75        91,797       94,319           2.75
                                            ----------     -----------       -----------    ----------    ---------      ---------
Total Operating Expenses                       228,537         253,556             10.95       228,537      253,556          10.95

Operating Income                               152,849         209,745             37.22       152,849      209,745          37.22

Comprehensive Financing cost                     7,080          (4,938)          (169.74)        7,080       (4,938)       (169.74)
                                            ----------     -----------       -----------    ----------    ---------      ---------

Extraordinary and Special Items
      Rescue Clause                                  -           2,564                 -             -        2,564              -
      Special items ( NMO Restructuring )            -           3,379                 -             -        3,379              -

Income Before Income Taxes                     159,929         198,864             24.35       159,929      198,864          24.35

      Provision for Income Taxes                17,226          12,404            (27.99)       17,226       12,404         (27.99)
      Defferred income taxes                    50,929          54,279              6.58        50,929       54,278           6.58
      Defferred employees profit sharing             -               -                 -             -            -              -
                                            ----------     -----------       -----------    ----------    ---------      ---------

      Net Income for the Year                   91,774         132,181             44.03        91,774      132,181          44.03
                                            ==========     ===========       ===========    ==========    =========      =========


Earning per share                               0.3059          0.4406             44.03        0.3059       0.4406          44.03
Earning per ads usd                             0.2738          0.3943             44.03        0.2738       0.3943          44.03
Exchange rate per dollar 11.1748


           ASUR                                   Grupo Aeroportuario del Sureste, S.A. de C.V.
  ------------------------   Consolidated Statement of Changes in Financial Position from January 1st to March 31st, 2004 and 2003
  AEROPUERTOS DEL SURESTE              Thousands of Mexican pesos in purchasing power as of March 2004

                              I t e m                            Accumu-     Accumu-        Vari-                             Vari-
                                                                 lative      lative         ation    Quarter      Quarter     ation
                                                                  2003        2004            %        2003        2004          %
                                                                --------    --------      --------  --------    --------    -------
Net Income for the Year                                           91,774     132,181        44.03     91,774     132,181      44.03
                                                                --------    --------      --------  --------    --------    -------
Depreciation and Amortization                                     91,797      94,319         2.75     91,797      94,319       2.75

Resources provided by operations                                 183,571     226,500        23.39    183,571     226,500      23.39

Changes in operating assets and liabilities:

Decrease (increase) in:
  Trade receivables                                              (46,738)    (65,052)       39.19    (46,738)    (65,052)     39.19
  Recoverable taxes and other current assets                       2,755      62,959     2,185.20      2,755      62,959   2,185.20
  Other defferred assets                                          (2,023)       (173)      (91.44)    (2,023)       (173)    (91.44)

Increase (decrease) in:
   Trade accounts payable                                           (160)     (6,634)    4,039.14       (160)     (6,634)  4,039.14
   Accrued expenses and others payables                            8,393       3,225       (61.58)     8,393       3,225     (61.58)
   Long term liabilities                                          26,274      22,864       (12.98)    26,274      22,864     (12.98)

Resources provided by (used for) working capital                 (11,499)     17,189      (249.48)   (11,499)     17,189    (249.48)

Resources provided by (used for) operating activities            172,072     243,689        41.62    172,072     243,689      41.62

Resources provided by (used for) financing activities:                (0)          -      (100.00)         -           -         -
                                                                --------    --------      --------  --------    --------    -------
  Notes payable                                                        -           -         -             -           -         -
  Others                                                              (0)          -      (100.00)         -           -         -

Resources provided by (used for) investing activities:           (45,722)    (29,535)      (35.40)   (45,723)    (29,535)    (35.40)
                                                                --------    --------      --------  --------    --------    -------
   Investments in machinery, furniture and equipment, net        (10,465)     (2,773)      (73.50)   (10,466)     (2,773)    (73.50)
   Investments in rights to use airport facilities                  (154)       (254)       65.72       (154)       (254)     65.72
   Investments in constructions in process                       (37,134)    (21,172)      (42.98)   (37,134)    (21,172)    (42.98)
   Investments in others                                           2,031      (5,335)     (362.71)     2,031      (5,335)   (362.71)

         Increase (Decrease) in cash and cash equivalents        126,351     214,153        69.49    126,350     214,153      69.49

Cash and cash equivalents at beginning of the financial period   524,838     721,718        37.51    524,839     721,718      37.51

Cash and cash equivalents at the end of the financial period     651,189     935,872        43.72    651,188     935,872      43.72
                                                                ========    ========      ========  ========    ========    =======

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Grupo Aeroportuario del Sureste, S.A. de C.V.


                                   By: /s/ ADOLFO CASTRO RIVAS
                                       ------------------------------
                                       Adolfo Castro Rivas
                                       Director of Finance

Date: April 26, 2004